SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JAKKS Pacific, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

47012E106
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,191,153 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 29, 2015 ("Amendment No. 1" and the Original Schedule 13D as amended hereby and by Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Shares"), of JAKKS Pacific, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $8,597,343 was paid to acquire the 1,191,153 Shares reported herein. A total of $10,743,288 was paid to acquire the $11,160,000 principal amount of 4.25% Convertible Senior Notes due 2018 (the "2018 Convertible Senior Notes") reported herein. A total of $9,559,859 was paid to acquire the $10,250,000 principal amount of 4.875% Convertible Senior Notes due 2020 (together with the 2018 Convertible Senior Notes, the "Convertible Senior Notes") reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages hereto for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 22,692,246 Shares reported by the Issuer to be outstanding as of September 25, 2015, as disclosed in the Cooperation Agreement.

(c)	The transactions in the Shares by Oasis II Fund since the filing of Amendment No.1, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares since the filing of Amendment No.1.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2015

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

Oasis Investments II Master Fund Ltd

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No.1. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
10/26/2015	245,000	8.08

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).